State Street Bank and Trust Company

Legal Services Department

100 Summer Street

SUM0703

Boston, MA 02111

January 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	The China Fund, Inc. (the “Fund”)
File No. 811-05749

Dear Sir/Madam:

On behalf of the above referenced Fund, transmitted herewith for filing pursuant to Rule 14a(6)-(a) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a preliminary copy of the Notice and Proxy Statement to be sent to stockholders in connection with the Annual Meeting of Stockholders of the Fund (the “Meeting”) to be held on March 27, 2018. The close of business on February 2, 2018 is the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournments thereof. The Meeting will be held for the following purposes:

(1)	To elect two Class I directors, to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2021;

(2)	If properly presented at the Meeting, to consider a stockholder proposal to terminate all investment advisory and management agreements between the Fund and Allianz Global Investors U.S. LLC; and

(3)	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to Rule 14a-6(h)(i)(2) of the 1934 Act, no fee is required for this filing.

If you have any questions concerning this filing, you may contact me at (617) 662-1504.

Very truly yours,

/s/ Brian F. Link
Brian F. Link
Secretary of the Fund

Enclosures